HNI Corporation  408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

    May 11, 2009

Securities and Exchange Commission                                                                                     VIA EDGAR
100 F. Street, N.E.
Washington, DC 20549
Attention:  Brigitte Lippmann

Re:    Registration Statement on Form S-3 filed with respect to common shares of HNI Corporation (File No. 333-159106)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, HNI Corporation, an Iowa corporation (the "Corporation"), hereby requests that the Securities and Exchange Commission (the "SEC") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Corporation's Registration Statement on Form S-3, File No. 333-159106, as originally filed with the SEC on May 11, 2009 (the "Registration Statement"), together with all exhibits thereto.

The Registration Statement was inadvertently filed under the Form type S-3 on EDGAR, and should have been filed under the Form type S-3D.  The Corporation will re-file the Registration Statement under the proper EDGAR Form type immediately.  At this time, no common shares of the Corporation have been issued or sold pursuant to the Registration Statement.

Upon the grant of the SEC's consent to withdrawal of the Registration Statement, please provide a written copy of the order consenting to the withdrawal to the undersigned at 408 East Second Street, P.O. Box 1109, Muscatine, IA  52761-0071, Attention: Koby Kreinbring, Senior Counsel, with a copy via facsimile to the Corporation's legal counsel, Squire, Sanders & Dempsey L.L.P., facsimile number (602) 253-8129, Attention: Joseph P. Richardson, Esq.  Should you have questions regarding this matter, please contact Mr. Joseph Richardson at (602) 528-4801 or Mr. Matthew Holman at (602) 528-4083.

Sincerely,

/s/  Steven M. Bradford
Steven M. Bradford
Vice President, General Counsel and Secretary